November 8, 2018

Lloyd A. Hajdik
Chief Financial Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

       Re:     Oil States International, Inc.
               Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 20, 2018
               File No. 001-16337

Dear Mr. Hajdik:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Karl Hiller

                                                          Karl Hiller
                                                          Branch Chief
                                                          Office of Natural
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